Issuer Free Writing Prospectus

Filed by: Equifax Inc.

Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement on Form S-3: No. 333-295211

EQUIFAX INC.

5.000% Senior Notes due 2029 (the “2029 Notes”)

5.650% Senior Notes due 2033 (the “2033 Notes”)

Pricing Term Sheet

July 22, 2026

Summary of Terms Applicable to the 2029 Notes and the 2033 Notes

Issuer:	Equifax Inc. (the “Company”)

Expected Ratings (Moody’s/S&P)*:	Baa2 (stable) / BBB (stable)

Trade Date:	July 22, 2026

Settlement Date (T+5)**:	July 29, 2026

Denominations:	$2,000 x $1,000

Interest Payment Dates:	February 15 and August 15 of each year, beginning on February 15, 2027

Joint Book-Running Managers:	J.P. Morgan Securities LLC
BofA Securities, Inc.
Truist Securities, Inc.
Wells Fargo Securities, LLC
Mizuho Securities USA LLC
PNC Capital Markets LLC
Citigroup Global Markets Inc.
Citizens JMP Securities, LLC
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Independence Point Securities LLC Roberts & Ryan, Inc. Westpac Capital Markets LLC

Summary of Terms Applicable to the 2029 Notes

Title of Securities:	5.000% Senior Notes due 2029

Aggregate Principal Amount:	$500,000,000

Maturity Date:	August 15, 2029

Benchmark Treasury:	UST 4.125% due July 15, 2029

Benchmark Treasury Price / Yield:	99-13 1⁄8 / 4.338%

Spread to Benchmark Treasury:	T+75 bps

Yield to Maturity:	5.088%

Price to Public:	99.752% of the aggregate principal amount, plus accrued interest, if any, from July 29, 2026

Coupon (Interest Rate):	5.000%

Optional Redemption:

Prior to their maturity date, the Company may redeem the 2029 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2029 Notes matured on August 15, 2029) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in “Description of Notes–Optional Redemption” in the prospectus supplement) plus 15 basis points, less (b) interest accrued to the redemption date, and

•

100% of the principal amount of the 2029 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP/ISIN Numbers:	294429AZ8 / US294429AZ84

Summary of Terms Applicable to the 2033 Notes

Title of Securities:	5.650% Senior Notes due 2033

Aggregate Principal Amount:	$500,000,000

Maturity Date:	August 15, 2033

Benchmark Treasury:	UST 4.250% due June 30, 2033

Benchmark Treasury Price / Yield:	98-12 1⁄4 / 4.524%

Spread to Benchmark Treasury:	T+115 bps

Yield to Maturity:	5.674%

Price to Public:	99.858% of the aggregate principal amount, plus accrued interest, if any, from July 29, 2026

Coupon (Interest Rate):	5.650%

Optional Redemption:

Prior to June 15, 2033 (two months prior to their maturity date), the Company may redeem the 2033 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of the principal amount and rounded to three decimal places) equal to the greater of:

•

(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2033 Notes matured on June 15, 2033) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in “Description of Notes–Optional Redemption” in the prospectus supplement) plus 20 basis points, less (b) interest accrued to the redemption date, and

•

100% of the principal amount of the 2033 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after June 15, 2033, the Company may redeem the 2033 Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2033 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP/ISIN Numbers:	294429AY1 / US294429AY10

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about July 29, 2026, which will be the fifth business day following the date of pricing of the notes (such settlement cycle being herein referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the business day before settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade the notes prior to the business day before settlement should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in this offering can arrange to send you a copy of the preliminary prospectus supplement and the accompanying prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, BofA Securities Inc. at 1-800-294-1322, Truist Securities, Inc. at 1-800-685-4786 or Wells Fargo Securities, LLC at 1-800-645-3751.